Exhibit 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

Amphenol Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be Paid	Debt	5.050% Notes due 2027	Rules 457(r)	$450,000,000	99.887%	$449,491,500	$147.60 per million	$66,344.95
Fees to be Paid	Debt	5.050% Notes due 2029	Rules 457(r)	$450,000,000	99.900%	$449,550,000	$147.60 per million	$66,353.58
Fees to be Paid	Debt	5.250% Notes due 2034	Rules 457(r)	$600,000,000	99.900%	$599,400,000	$147.60 per million	$88,471.44
Total	—	—	—	$1,500,000,000	—	$1,498,441,500	—	$221,169.97

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate amount of those offerings is $1,498,441,500.